UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             uBid.com Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    139330203
                                 (CUSIP Number)

                                December 31, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)



----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 11 Pages

CUSIP No. 139330203                  13G/A                   Page 2 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to acquire 527,777 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN
            SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.82%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 139330203                  13G/A                   Page 3 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to acquire 527,777 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.82%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 139330203                  13G/A                   Page 4 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC                        20-1901985
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to acquire 527,777 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.82%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO - Limited Liability Company
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 139330203                  13G/A                   Page 5 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to acquire 527,777 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.82%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 139330203                  13G/A                   Page 6 of 11 Pages


--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to acquire 527,777 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to acquire 527,777 shares of Common Stock
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             2.82%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 139330203                  13G/A                   Page 7 of 11 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on January 9, 2006, as amended by Amendment No. 1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock (the "Common Stock") of uBid.com Holdings, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 10 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           Smithfield Fiduciary LLC
           ------------------------
           c/o Harmonic Fund Services
           The Cayman Corporate Center, 4th Floor
           27 Hospital Road
           George Town, Grand Cayman
           Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge International LLC
           -----------------------------
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Capital Management, LLC
           ----------------------------------
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           Glenn Dubin
           -----------
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           Henry Swieca
           ------------
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting Persons.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a) Amount beneficially owned:

CUSIP No. 139330203                  13G/A                   Page 8 of 11 Pages

            As of the date of this filing, (i) Smithfield Fiduciary LLC owns Warrants to purchase 527,777 shares of Common Stock and (ii) each of Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the 527,777 shares of Common Stock issuable to Smithfield Fiduciary LLC upon exercise of the Warrants reported above.

            Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock owned by Smithfield Fiduciary LLC and Highbridge International LLC.

            (b) Percent of class:

         Based on the Company's Quarterly Report for the quarterly report ended September 30, 2007 filed on Form 10-Q on November 14, 2007, as of November 14, 2007, the Company had 18,197,783 shares of Common Stock outstanding. Therefore, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon exercise of the Warrants, the Reporting Persons may be deemed to beneficially own 2.82% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c)    Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote

                          0

                   (ii)   Shared power to vote or to direct the vote

                          See Item 4(a)

                   (iii)  Sole power to dispose or to direct the disposition of

                          0

                   (iv) Shared power to dispose or to direct the disposition of

                          See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

CUSIP No. 139330203                  13G/A                   Page 9 of 11 Pages


          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Item 10. Certification

          By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 24, 2008, by and among Highbridge International LLC, Smithfield Fiduciary LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 139330203                  13G/A                   Page 10 of 11 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 24, 2008

SMITHFIELD FIDUCIARY LLC                  HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    Its Trading Manager                       Its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
--------------------------------------    --------------------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC


                                          /s/ Henry Swieca
                                          --------------------------------------
                                          HENRY SWIECA
By: /s/ Noah Greenhill
--------------------------------------
Name: Noah Greenhill
Title: Managing Director



/s/ Glenn Dubin
--------------------------------------
GLENN DUBIN

CUSIP No. 139330203                  13G/A                   Page 11 of 11 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.001 par value, of uBid.com Holdings, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 24, 2008

SMITHFIELD FIDUCIARY LLC                  HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    Its Trading Manager                       Its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
--------------------------------------    --------------------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Henry Swieca
                                          --------------------------------------
                                          HENRY SWIECA
By: /s/ Noah Greenhill
--------------------------------------
Name: Noah Greenhill
Title: Managing Director


/s/ Glenn Dubin
--------------------------------------
GLENN DUBIN